Mail Stop 6010

February 26, 2007

By U.S. Mail and Facsimile to (507) 533-9726

Mr. David A. Jonas
Chief Financial Officer
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN 55976

> **RE: Rochester Medical Corporation**
> **Form 10-K for the year ended September 30, 2006**
> **File No. 0-18933**

Dear Mr. Jonas:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2006

Item 9A. Controls and Procedures, page 48

1. We note your statement that your chief executive officer and your chief financial
    officer "concluded that our disclosures controls and procedures are adequately
    designed to ensure that information required to be disclosed by us in the reports that
    we file or submit under the Exchange Act is recorded, processed, summarized and
    reported, within the time periods specified in applicable rules and forms." It does not
    appear that your certifying officers have reached a conclusion that your disclosure
    controls and procedures are *effective*. Please revise future filings to address your
    officers' conclusions regarding the effectiveness of your disclosure controls and
    procedures. Please note this comment also applies to your Form 10-Q for the quarter
    ended December 31, 2006.

2. We also note that your officers' conclusions only address the first part of the
    definition of disclosure controls and procedures. Please revise future filings to ensure
    that your officers' conclusions address the entire two-sentence definition of
    "disclosure controls and procedures" set forth in Rule 13a-15(e) or remove the
    definition from your conclusions since the meaning of "disclosure controls and
    procedures" is established by Rule 13a-15(e) of the Exchange Act. Please note this
    comment also applies to your Form 10-Q for the quarter ended December 31, 2006.

Exhibit 31.1 and 31.2

3. We note that the identification of the certifying individual at the beginning of the
    certification required by Exchange Act Rule 13a-14(a) also includes the title of the
    certifying individual. In future filings, the identification of the certifying individual at
    the beginning of the certification should be revised so as not to include the
    individual's title. Please note this comment also applies to your Form 10-Q for the
    quarter ended December 31, 2006.

    As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief